

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2011

Ms. Deborah Lovig
President, Chief Executive Officer, Chief Financial Officer
Real Estate Restoration and Rental, Inc.
710 Wellingham Drive
Durham, North Carolina 27713

Re: Real Estate Restoration and Rental, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed March 16, 2011
File No. 333-169928

Dear Ms. Lovig:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note you have not revised your prospectus in response to comment 3 of our letter dated February 25, 2011. We therefore reissue our prior comment. We note you provide your prospectus "Subject to Completion" legend on the cover page of your registration statement. Please revise to provide your prospectus "Subject to Completion" legend on the outside front cover page of the prospectus. Please refer to Item 501(b)(10) of Regulation S-K.

Description of Business, page 13

2.   We note your response to comment 5 of our letter dated February 25, 2011 in which you have filed your agreement with Europa Capital Investments as an Exhibit. We further note that the agreement is signed by Peter Coker, Managing Director for Europa Capital Investments. Please tell us whether Peter Coker is related to James Coker, Secretary and Director of Real Estate Restoration and Rental. If true, please revise your disclosure to include this information.

Deborah Lovig
Real Estate Restoration and Rental, Inc.
April 6, 2011
Page 2

<u>Management's Discussion and Analysis of Financial Condition…, page 16</u>

<u>Plan of Operations, page 16</u>

3.   We note your response to comment 14 of our letter dated February 25, 2011 in which you have revised your disclosure. We further note you indicate that you plan to sign contracts to provide renovation and management services with two real estate developers and one hedge fund. Please revise your disclosure to clarify whether you have located two real estate developers and one hedge fund interested in contracting with you for your services.

<u>Directors, Executive Officers, Promoters and Control Persons, page 17</u>

4.   We note your response to comment 19 of our letter dated February 25, 2011. We further note you indicate on page 18 that Mr. Coker has recently been involved in real estate development of rental properties in the Philadelphia area. Please expand your disclosure to describe Mr. Coker's involvement in real estate development and the nature of his responsibility undertaken. Please also revise to clarify whether Mr. Coker is self-employed with respect to his real estate development endeavors in Philadelphia or whether he is working for an organization.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at (202) 551-3432 or Eric McPhee at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP
        Via *facsimile*: (732) 577-1188